VIA EDGAR

May 15, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Ms. Kathleen Collins
Ms. Melissa Feider
Mr. Kevin Dougherty
Mr. Mark P. Shuman

RE:	Innovative Solutions and Support, Inc.
Form 10-K and Form 10-K/A for Fiscal Year Ended
September 30, 2008
Filed December 11, 2008 and December 19, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed on February 6, 2009
File No. 000-31157

Dear Ms. Collins and Ms. Feider:

On behalf of Innovative Solutions and Support, Inc. (the “Company”), we respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 7, 2009 to John C. Long (the “Comment Letter”), with respect to Form 10-K and Form 10-K/A for Fiscal Year Ended September 30, 2008, filed with the Commission by the Company on December 11, 2008 and December 19, 2008, respectively, and Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed with the Commission by the Company on February 6, 2009 (File No. 000-31157).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.             We note from your response to our prior comment 1 that you concluded the errors in the presentation of the line items on the cash flow statement did not meet the definition of an error under SFAS 154 because they resulted from a typographical error and not a mathematical mistake.  The Staff believes that the error in the presentation and disclosures of the cash flow statement resulted from an oversight (i.e. an inadvertent omission or an unintentional mistake) of facts that existed at the time the financial statements were prepared and therefore, would meet the definition of an error pursuant to paragraph 2(h) of SFAS 154.  Accordingly, please file an Item 4.02 Form 8-K.

Response:

The Company believes that the financial statements included in the Form 10-K filed on December 11, 2008 could be relied upon because the errors in the statement of cash flows included in such financial statements were not material, i.e., would not have resulted in a reader of such financial statements making an investment decision that would have been materially different than if the error had not occurred.  Therefore, the Company believes that no Item 4.02 Form 8-K was required to be filed.

As noted in our response dated March 27, 2009, subsequent to the filing on December 11, 2008 of the Company’s Form 10-K for the fiscal year ended September 30, 2008, the Company identified an error contained on the face of the statement of cash flows for the fiscal year ended September 30, 2008 in the document that was filed with the Commission.  The net loss line item shown under cash flows from operating activities for the fiscal year ended September 30, 2008 was incorrectly presented as $1,509,139 rather than ($7,897,248), resulting in incorrect cash provided by operations and cash and cash equivalents amounts at the end of the year.  The $1,509,139 represents the income tax expense line item that precedes the net income line item on the statement of operations.  All other amounts on the statement of cash flows other than the totals that were impacted by this error were correct.

Upon identification of the error, the Company promptly corrected the error by filing a Form 10-K/A on December 19, 2008 with the corrected statement of cash flows.  The Company has concluded that no Item 4.02 Form 8-K was required because the error on the cash flow statement was not material, and that continued reliance could be placed on the financial statements as included in the Form 10-K that was filed on December 11, 2008 until the error was corrected on Form 10-K/A that was filed on December 19, 2008.  The Company’s conclusion is based on the fact that the items that were in error on the Company’s statement of cash flows for the fiscal year ended September 30, 2008 were properly stated in other sections of the financial statements, as well as other sections of the Form 10-K, resulting in clearly identifiable internal inconsistencies within the document.  For example, the net loss was properly stated as ($7,897,248) on the consolidated statements of operations on page 34 and the summary financial information table on page 21, cash and cash equivalents, end of year, was properly stated as $35,031,932 on the consolidated balance sheet on page 33 and the summary financial information table on page 21, and net cash provided by operating activities was properly stated as $4.2 million on page 25 in the liquidity and capital resources section of the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”).

The Company believes that a reader of the financial statements would have clearly identified the inconsistencies and concluded that an error in the cash flow statement existed.  Further, the Company believes that a reader of the financial statements would consider the financial statements taken as a whole and not rely on the statement of cash flows as a standalone financial statement.  Additionally, a reader could have corrected for this error based on readily determinable information included within the financial statements as included in the Company’s Form 10-K and arrived at the correct amounts.  The Company notes that once the net loss amount is corrected, a user would arrive at correct amounts in the statement of cash flows, including cash flows from operations and cash and cash equivalents, end of year.  These corrected amounts would be easily verified through comparison with the correct amounts included in the MD&A.

As a result, the Company does not believe that this error would have resulted in a reader making an investment decision that would have been materially different than if the error had not occurred, and therefore the Company does not believe that an Item 4.02 disclosure on Form 8-K was required as the Company believes that the financial statements could be relied upon.

2.             In addition, we note from your disclosures on page 52 of the September 30, 2008 Form 10-K that the Company performed an evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2007.  Please confirm that the Company performed your evaluation as of the end of the period covered by the report (i.e. September 30, 2008).  Further, considering the error in the cash flow statement and the failure to file an Item 4.02 Form 8-K, please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted.  Also, please confirm to us that you plan to address this reconsideration and the related conclusions in your Form 10-Q for the quarter ended March 31, 2009.

Response:

The Company notes the Staff’s comment and confirms that management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2008, and that the reference to September 30, 2007 on page 52 of the Form 10-K filed on December 11, 2008 was an incorrect reference that should have instead referred to September 30, 2008.

In addition, based upon the identification of the error in the statement of cash flows discussed above and the Staff’s comment, the Company has reconsidered the effectiveness of its disclosure controls and procedures as of September 30, 2008.  Management of the Company has determined that as of September 30, 2008, a deficiency in the Company’s disclosure controls and procedures existed. Nevertheless, the Company concluded that this deficiency was not significant enough to result in a conclusion that disclosure controls and procedures were ineffective as of that date.  The issues surrounding this deficiency were disclosed to the Company’s Audit Committee prior to the filing of the Form 10-K/A on December 19, 2008.  Management of the Company determined that the deficiency resulted from the Company not having sufficient procedures in place to ensure that late changes are accurately reflected within the Company’s final version of the financial statements included in the document that would ultimately be filed with the Commission as the Form 10-K.  Management also considered the impact on disclosure controls and procedures resulting from the incorrect reference to 2007 instead of 2008, and concluded that this incorrect reference did not result in a change to the Company’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures.

The Company evaluated the significance of this deficiency by considering the nature of the error, the impacted balances and/or disclosures included in the financial statements within the Form 10-K filing and any identified contributing factors.  This evaluation considered the Company’s conclusion that the errors in the cash flow statement in the financial statements would not have resulted in a reader making an investment decision that would have been materially different than if the error had not occurred.  As a result of this consideration, including the conclusion that continued reliance could be placed on the financial statements within the Form 10-K filed on December 11, 2008 until the corrected financial statements were included in the Form 10-K/A filed on December 19, 2008, the Company confirmed its conclusion that its disclosure controls and procedures were effective as of September 30, 2008.

To remediate the deficiency, a member of the internal finance staff is now tasked with the responsibility of manually checking each line item in the final version of the financial statements included in the Company’s filings prior to their filing with the SEC to ensure that any late changes are accurately reflected. The Company did not consider this change to be a material change in its disclosure controls and procedures.

The Company does not believe it is necessary to address the Company’s conclusions regarding its reconsideration of the effectiveness of its disclosure controls and procedures as of the dates of any subsequently filed Form 10-Q because it believes that its disclosure controls and procedures were effective as of September 30, 2008 and continued to be effective as of the dates of subsequently filed Form 10-Qs.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell, Esq.

cc:	Geoffrey S. M. Hedrick
John C. Long
Henry N. Nassau, Esq.